

December 19, 2014

Via E-mail
John C. Regan
Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street,
Suite 3700, Unit 19
Fort Worth, Texas 76102

Re: **Quicksilver Resources Inc.**
        Form 10-K for Fiscal Year Ended
        December 31, 2013
        Filed March 17, 2014
        File No. 001-14837

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 6

Proved Undeveloped Resources, page 13

1.   We note that your inventory of proved undeveloped drilling locations included four wells that had been recognized as proved reserves for five years or longer. Please quantify the reserves related to these wells, describe the specific circumstances that justified the continued recordation of these reserves, and outline your progress in drilling these four wells. Refer to Rule 4-10(a)(31) of Regulation S-X.

2.   We note that budgeted capital expenditures for the fiscal year ended December 31, 2014 totaled $48.4 million to drill, complete, and tie-in wells on proved locations. Please describe the progress you have made through September 30, 2014 with regard to the conversion of proved undeveloped reserves and whether you expect to have developed the well locations identified as part of the timeline shown on page 13 of your Form 10-K.

Oil and Gas Acreage, page 16

3.   It appears that approximately 53.5% of your undeveloped acreage in the United States is scheduled to expire in the fiscal years ended December 31, 2014 and 2015. Please describe the current status of your operations on expiring acreage and tell us whether you have entered into, or intend to enter into, delay rentals. In addition, please quantify any proved undeveloped reserves associated with undeveloped acreage which are scheduled for drilling after lease expiration.

4.   In connection with the preceding comment, please revise your disclosure to provide additional information regarding the minimum remaining terms of leases and concessions. As currently presented, your disclosure only provides information on acreage expirations for the three fiscal years following the periods covered by your Form 10-K. Refer to Item 1208(b) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 8. Property, Plant and Equipment, page 82

Unevaluated Natural Gas and Oil Properties Not Subject to Depletion, page 84

5.   Disclosure in your Form 10-K states that it will take up to an estimated nine more years of exploration and development activity to evaluate your Horn River Asset which appears to be an increase from the prior year when you disclosed that an estimated seven more years of exploration and development activity would be necessary. You also disclose that you expect to significantly limit capital spending on your Horn River Asset as you pursue a strategic transaction that will defray your need to make a significant capital investment. Please tell us whether you have entered into a transaction that will provide you with the necessary capital and describe your current plans to develop your Horn River Asset.

Note 15. Fortune Creek, page 97

6.   We note that you have committed to minimum gross capital expenditures of $300 million for drilling and completion activities in your Horn River Asset. Please describe the contractual terms regarding the cash penalties you will incur if these minimum capital expenditure commitments are not met and explain the statement in you Form 10-K that the cash penalty will be applied against the gathering agreement requirement.

Note 18. Condensed Consolidating Financial Information, page 102

7.   Your disclosure states that the indentures under both your senior notes and your senior subordinated notes distinguish between restricted subsidiaries and unrestricted subsidiaries, but does not appear to address the distinction between restricted guarantor subsidiaries and restricted non-guarantor subsidiaries. Please address any differences between these types of subsidiaries with reference to the relevant terms of the indenture agreement. In addition, please explain how you determined that it was appropriate to include a column as part of your condensed consolidating financial information that presents the sum of the parent entity, the restricted guarantor subsidiaries, and the restricted non-guarantor subsidiaries. As part of your response, please tell us the specific exception per Rule 3-10 of Regulation S-X you applied to support the presentation of condensed consolidating financial information.

8.   We note that your senior notes and senior subordinated notes are guaranteed by certain of your domestic subsidiaries (i.e., the restricted guarantor subsidiaries) and that the guarantees are full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

Supplemental Oil and Gas Information, page 115

9.   Please revise your disclosure of changes in the net quantities of proved reserves to present the total quantity of proved reserves by line item for all products (i.e., natural gas, natural gas liquids, and oil). Refer to FASB ASC 932-235-55-2.

10.   It does not appear that you have provided disclosure that adequately explains the significant changes in your proved reserves. For example, your explanation of changes in reserve quantities attributable to extensions and discoveries refers to your Barnett Shale Asset, but does not provide detail regarding the factors that resulted in the change. Please revise to provide an appropriate explanation of all significant changes in reserve quantities as required by FASB ASC 932-235-50-5.

11.   Your disclosure of costs incurred in oil and gas property acquisition, exploration, and development on page 117 shows that you incurred development costs of $66.7 million during the fiscal year ended December 31, 2013. However, we note that costs relating to the drilling and completion activities related to your proved undeveloped reserves ("PUDs") totaled $2.0 million during this period. Please describe the nature of the development costs incurred in 2013 that were not related to your PUDs.

12.   It appears that there was a trend of increasing lease operating expenses from $.68 per Mcfe during the fiscal year ended December 31, 2011 to $.72 per Mcfe during the fiscal year ended December 31, 2012 and $.76 per Mcfe during the fiscal year ended December 31, 2013. In light of this trend, please tell why future production costs used to calculate

the standardized measure of discounted future cash flows appear to have decreased on a per barrel basis from December 31, 2012 to December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief